Capitol Bancorp Center 200 Washington Square North Lansing, Michigan 48933 Tel: 517.487.6555 Fax: 517.374.2576

November 15, 2006

Securities and Exchange Commission                                                            Sent Via Facsimile 202-772-9208
Office of Financial Services
Attn: William Friar
Senior Financial Analyst
100 F Street, NE
Washington, D.C. 20549

Re: Capitol Bancorp Limited (the “Company”) Amendment No. 2 to Registration Statement on Form S-4 (Registration No. 333-137910)

Mr. Friar:

Pursuant to the Securities Act of 1933, as amended, and Rule 461 thereunder, the Company respectfully requests that the above referenced registration statement be made effective at 12:00 p.m. on November 16, 2006, or as soon thereafter as is possible.

The Company acknowledges that:

•
should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing defective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	it may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or require additional information, please do not hesitate to contact me at (517) 372-8058.

Very truly yours,

/s/ Jeremy J. Burchman
Jeremy J. Burchman
Corporate Counsel
cc: Cristin Reid English